UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share**

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Jun Zhang

2203, 22nd Floor, Building No. 15, Jianwai Soho,

No. 39 Dong San Huan Zhong Road, Chaoyang District

Beijing 100022, China

Telephone: +86-010-56157558

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China	David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States of America

August 6, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing two common shares.

***	CUSIP number of the American Depositary Shares.

CUSIP No. 00211V106	13D	Page 1 of 5

1	Names of reporting persons Jun Zhang
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) SC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,360,000
	9	Sole dispositive power 0
	10	Shared dispositive power 9,360,000
11	Aggregate amount beneficially owned by each reporting person 9,360,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%
14	Type of reporting person (see instructions) IN

CUSIP No. 00211V106	13D	Page 2 of 5

1	Names of reporting persons Arts Consulting Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) SC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,360,000
	9	Sole dispositive power 0
	10	Shared dispositive power 9,360,000
11	Aggregate amount beneficially owned by each reporting person 9,360,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.5%
14	Type of reporting person (see instructions) CO

CUSIP No. 00211V106	13D	Page 3 of 5

Item 1.	Security and Issuer.

This Schedule 13D is being filed by the undersigned with respect to common share, par value $0.01 per share (“Common Share”), of ATA Inc., a Cayman Islands exempted company limited by shares (the “Issuer”). The Issuer’s principal executive office is located at 1st Floor East Gate, Building No. 2, Jianwai Soho, 39 Dong San Huan Zhong Road, Chaoyang District, Beijing 100022, China.

Item 2.	Identity and Background.

(a), (b) and (c):

This Schedule 13D is being filed pursuant to a Joint Filing Agreement (a copy of which is attached as Exhibit 1 hereto and is incorporated by reference herein) by:

(i)	Arts Consulting Limited, a British Virgin Islands company (“ArtsCL”); and

(ii)	Jun Zhang, in his personal capacity (together with ArtsCL, the “Reporting Persons”).

The principal business of ArtsCL is to serve as a holding company for the securities of the Issuer and previously, ACG International Group Limited (“ACGIGL”). Jun Zhang is the sole director and the majority shareholder of ArtsCL. Jun Zhang is a business person and serve as president and director of the Issuer.

The principal place of business of each Reporting Person is 2203, 22nd Floor, Building No. 15, Jianwai Soho, No. 39 Dong San Huan Zhong Road, Chaoyang District, Beijing 100022, China. This is also the address of the principal office of ArtsCL.

(d) and (e):

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ArtsCL is a British Virgin Islands company. Jun Zhang is a citizen of the People’s Republic of China.

Item 3.	Source of Funds or Other Consideration.

On August 6, 2019 (the “Closing Date”), the Issuer acquired 100% of the equity interests in ACGIGL pursuant to an equity transfer agreement by and among the Issuer, ArtsCL, ACGIGL, Beijing Huanqiuyimeng Education Consultation Corp (“ACG”), Jun Zhang, and Rui Deng, dated June 28, 2019 (the “Equity Transfer Agreement”). Pursuant to the Equity Transfer Agreement, the Issuer issued 9,360,000 shares of Common Share (the “Consideration Shares”), representing 16.5% of the Issuer’s shares, to ArtsCL, the sole shareholder of ACGIGL. ACGIGL is the holder of 69.04% of the equity interest in ACG, a leading provider of educational services for students in China interested in applying for overseas art study.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference herein.

In connection with the consummation of the Equity Transfer Agreement, Jun Zhang became the Issuer’s President and a member of the Board of Directors. The Reporting Persons have no plans or proposals to acquire any additional shares of the securities of the Issuer. Other than as stated herein and in Item 3, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a)  As of the date of this filing, the Reporting Persons’ beneficial ownership of the Common Share is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percentage
Jun Zhang	–	9,360,000	16.5%

CUSIP No. 00211V106	13D	Page 4 of 5

Arts Consulting Limited	–	9,360,000	16.5%

Percentages are based upon 56,626,346 shares of the Issuer’s Common Share outstanding as of August 11, 2019.

(b) Number of shares of Common Share beneficially owned as to which the Reporting Persons have:

     (i) shared power to vote or direct the vote:

Name	Number of Shares
Jun Zhang	9,360,000
Arts Consulting Limited	9,360,000

     (ii) shared power to dispose or direct the disposition:

Name	Number of Shares
Jun Zhang	9,360,000
Arts Consulting Limited	9,360,000

(c) Other than as discussed in Item 3, neither of the Reporting Persons have engaged in any transactions in the Issuer’s Common Share in the last 60 days.

(d) and (e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Equity Transfer Agreement set forth in Item 3 is incorporated by reference herein.

Pursuant to two consent letters executed by ArtsCL, Jun Zhang and Rui Deng on August 6, 2019 (the “Consent Letters”), the Consideration Shares issued to ArtsCL are restricted shares and may not be sold without prior written approval of the Board of Directors of the Issuer. Such transfer restriction will lapse with respect to 2,808,000 of the Consideration Shares on the first anniversary of the Closing Date, with respect to 2,808,000 of the Consideration Shares on the second anniversary of the Closing Date, and with respect to the remaining 3,744,000 of the Consideration Shares on the third anniversary of the Closing Date. Additionally, pursuant to the Consent Letters, Jun Zhang and Rui Deng will be employed by the Issuer for three years from the Closing Date and are subject to non-compete provisions for three years after the termination of their employment with the Issuer. ArtsCL will be jointly and severally liable for any breaches of the terms of the Consent Letters by Jun Zhang and Rui Deng. If Jun Zhang violates the terms of his required employment or the non-compete provisions, ArtsCL may be required to return 75% of the of the Consideration Shares not yet sold to ATAI, and pay an amount equal to 75% of the amount of Consideration Shares sold, calculated using the price of the Issuer’s Common Share on the Closing Date. If Rui Deng violates the terms of her required employment or non-compete provisions, ArtsCL may be required to return 25% of the Issuer’s shares of Common Share received under the Equity Transfer Agreement and not yet sold to ATAI, and pay an amount equal to 25% of the amount of Consideration Shares sold, calculated using the price of the Issuer’s Common Share on the Closing Date.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated August August 15, 2019, between Jun Zhang and Arts Consulting Limited.

2

Equity Transfer Agreement, dated June 28, 2019 among ATA Inc., Arts Consulting Limited, ACG International Group Limited, Beijing Huanqiuyimeng Education Consultation Corp., Jun Zhang, and Rui Deng (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2019).

3	Consent Letters, dated August 6, 2019, by Arts Consulting Limited, Jun Zhang and Rui Deng.

CUSIP No. 00211V106	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2019

Jun Zhang

/s/ Jun Zhang

Arts Consulting Limited

By:	/s/ Jun Zhang
Name:	Jun Zhang
Title:	Director